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                                                                     EXHIBIT 4.8



                           KIMBERLY-CLARK CORPORATION



                               RESOLUTIONS OF THE


                           THE COMPENSATION COMMITTEE


                                       OF


                             THE BOARD OF DIRECTORS



                               FEBRUARY 20, 1997



     WHEREAS, the Board of Directors, at a meeting to be held on February 20, 1997, after the conclusion of this meeting, will consider a proposal to declare a two-for-one stock split with respect to the common stock, par value $1.25 per share, of the Corporation (the "Common Stock"), to be effected by a 100% stock distribution (the "Distribution") from the authorized but unissued shares of the Common Stock, payable on April 2, 1997 (the "Effective Date") to stockholders of record on March 7, 1997; and



     WHEREAS, the Committee deems it appropriate, in the event the Board declares the Distribution, to make certain adjustments with respect to the . . . Kimberly-Clark Corporation 1992 Equity Participation Plan (the "1992
Plan") . . .;



     NOW, THEREFORE, BE IT



     . . .



     RESOLVED, that upon the occurrence of the Distribution, the following adjustments relating to the 1992 Plan be, and each of them hereby is, approved:



          1. Each share of Common Stock subject to the unexercised portion of each Option outstanding as of Effective Date becomes two such shares and the option price for each such share is halved;



          2. Each Participation Share outstanding as of the Effective Date becomes two such shares, each Dividend Share credited to a participant's account becomes two such shares, and the Base Value of each participation share is halved;



          3. The first sentence of Section 7(d) of the 1992 Plan is amended to read as follows:



        "No Dividend Shares shall be credited to a Participant's Account in any quarter (i) in which the total cash dividends declared per share of Common Stock are less than $.205 or (ii) in which the total cash dividends declared per share of Common Stock are less than the total cash dividends declared per share of Common Stock in the same quarter of the immediately preceding year, except that the determination of whether the total cash dividends per share of Common Stock are less than in the immediately preceding year shall be made after adjustment for the two-for-one stock split which occurred in 1992 and the two-for-one stock split which was declared on February 20, 1997, in accordance with generally accepted accounting principles.";



          4. The term "10,000,000" which appears twice in the first sentence of
     Section 10 of the 1992 Plan, is hereby amended to read "20,000,000"; provided, however, that if the proposed amendment to the 1992 Plan changing such term "10,000,000" to "20,000,000" is approved by the stockholders of the Corporation at the 1997 Annual Meeting of Stockholders, such term is hereby amended to read "40,000,000 effective upon such approval;" and



          5. The term "500,000" which appears in the first sentence of Section 11 of the 1992 Plan, is hereby amended to read "1,000,000."



     . . .


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